Westcore Trust

1290 Broadway, Suite 1100

Denver, CO  80203

December 19, 2013

Via EDGAR

Mr. Larry Greene

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:      Westcore Trust (the “Registrant”)

            File Nos. 002-75677; 811-03373

            Post-Effective Amendment No. 79

Dear Mr. Greene:

On behalf of the Registrant, set forth in the numbered paragraphs below are the oral comments provided by the Securities and Exchange Commission on November 18, 2013 to Post-Effective Amendment No. 79 (“PEA 79”), filed in connection with the Westcore Small-Cap Growth Fund (the “Fund”), a new series of the Registrant.  Registrant’s responses accompany each comment.  Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

November 18, 2013 Staff Comments:  PEA 79 – General

1.         Staff Comment: Please provide the standard “Tandy” representations.

Registrant’s Response: The Registrant hereby acknowledges that:

a)	the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;
b)

comments of the staff of the Securities and Exchange Commission (the “SEC Staff”) or changes to disclosure in response to SEC Staff comments in the filing reviewed by the SEC Staff do not foreclose the Securities and Exchange Commission (the “SEC”) from taking any action with respect to the filing made; and

c)

if, to Registrant’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

2.         Staff Comment:  Please explain why the Fund name included in the series and class identifier on EDGAR for the Fund’s Retail Class does not match the name of the Class used in the “Fees and Expenses of the Fund” table included in the Summary Section of the Prospectus.

Registrant’s Response:  Concurrent with the filing of Post-Effective Amendment No. 80, the Registrant has revised the class identifiers on EDGAR for the Retail Class for each series of the Trust, including the Fund, to refer specifically to the Retail Class rather than only to the name of the applicable Fund.

3.         Staff Comment:  Please confirm on a supplemental basis via EDGAR correspondence that derivatives are not intended to be a part of the Fund’s Principal Investment Strategies.

Registrant’s Response:  The Registrant confirms that the use of derivatives is not intended to be part of the Fund’s Principal Investment Strategies.

November 18, 2013 Staff Comments:  PEA 79 – Prospectus

4.         Staff Comment:  Please consider adding risk disclosure regarding the volatility and turmoil experienced in financial markets since 2007.  To the extent foreign securities will be part of the Fund’s Principal Investment Strategies, please also consider adding risk disclosure specific to the volatility and turmoil experienced in foreign financial markets since 2011.

Registrant’s Response:  The Registrant notes that the “Market Risk” disclosure included with PEA 79 included the following sentence: “The financial crisis in the U.S. and many foreign economies over the past several years has resulted, and may continue to result, in an unusually high degree of volatility in the financial markets, both domestic and foreign.”

5.         Staff Comment:  In Footnote (2) under the “Annual Fund Operating Expenses” table in the Summary Section of the Prospectus, please clarify the references to “Fund level Other Expenses and “class-specific Other Expenses” used in the second sentence thereof.

Registrant’s Response:  The Registrant believes that the disclosure included in Footnote (2) under the “Annual Fund Operating Expenses” table accurately describes the operation of the agreement to waive fees and/or reimburse expenses.

6.         Staff Comment:  In the third bullet of the “Principal Investment Strategies of the Fund” included in the Summary Section of the Prospectus, the definition provided for “small-cap companies” includes references to those “.similar in size to.” companies included in the benchmark index.  Further, it is provided that the investment team “.typically maintains a range within the parameters” of the index for the “small-cap companies” selected for the Fund.  Please revise the definitions to clearly and specifically indicate those securities included within the definition of “small-cap companies” used by the Fund.

Registrant’s Response:   The Registrant notes that the relevant disclosure is intended to convey that the principal investment strategies for the Fund allow for the purchase of stocks that are comparable in size to those included in the benchmark index, but may not be specifically included in the index.  However, in the interest of clarity, the Registrant has deleted references to “a range within the parameters of the benchmark index to further narrow the universe of small-cap companies.”  Consequently, the Registrant believes the disclosure as revised to be adequate.

7.         Staff Comment:  In the third bullet of the “Principal Investment Strategies of the Fund” included in the Summary Section of the Prospectus, please confirm that the benchmark capitalization range used in connection with the Fund does not begin at $1 billion.

Registrant’s Response:  The Registrant confirms that the benchmark capitalization range used in connection with the Fund does not begin at $1 billion.  The applicable disclosure in the Prospectus for the Fund has been revised to state that the applicable benchmark range begins below $1 billon.

8.         Staff Comment:  Please include applicable disclosure regarding the Fund’s investment objective, principal investment strategies and related risks to the extent required under Item 9 of Form N-1A.

Registrant’s Response:   The Registrant has revised the disclosure in response to the comment.

9.         Staff Comment: Please revise the following sentence under the caption “Security Issues” in the Section of the Prospectus entitled “Additional Information on Telephone and Online Services” to state that the Fund and its agents “may not” be responsible for the losses described therein:

The Fund believes that these procedures are reasonably designed to prevent unauthorized telephone or online transactions, and the Fund and its agents will not be responsible for any losses resulting from unauthorized telephone or online transactions when these procedures are followed and the Fund reasonably believes that the transaction is genuine.

Registrant’s Response:  The sentence referred to in the comment has been revised to state: “The Fund believes that these procedures are reasonably designed to prevent unauthorized telephone or online transactions.”

10.       Staff Comment: Please clarify the disclosure included under the caption “Redemption of Low Balance Accounts” in the Section of the Prospectus entitled “General Account Policies” regarding the exchange of Institutional Class shares for Retail Class shares.  Specifically, please add disclosure which describes the policy, including whether such shares will automatically be exchanged or shareholders will be requested to initiate the process.

Registrant’s Response:  The applicable disclosure referred to in the comment has been revised for additional specificity.

11.       Staff Comment: Please revise the disclosure regarding actions that may be taken by the Fund in response to an emergency closing of the New York Stock Exchange included under the caption “Price of Fund Shares” in the Section of the Prospectus entitled “General Account Policies” to clarify that the Prospectus only applies to a single Fund of the Registrant.

Registrant’s Response:  The applicable disclosure has been revised in response to the comment.

NOVEMBER 18, 2013 STAFF COMMENTS:   STATEMENT OF ADDITIONAL INFORMATION ("SAI") INCLUDED IN PEA 79 ("SAI PEA 79")

12.       Staff Comment:  In fundamental investment limitation No. 4 included in the Section entitled “Investment Limitations,” please delete or relocate the last sentence thereof, which states “[s]ecurities held in escrow or separate accounts in connection with the Funds’ investment practices described in this SAI or the Prospectus are not deemed to be pledged for the purposes of this limitation.”  The SEC Staff believes such disclosure is more narrative in nature.

Registrant’s Response:  The Registrant believes that the inclusion of the sentence referred to in the comment as part of fundamental investment limitation No. 4 continues to be appropriate.

13.       Staff Comment:  Please confirm the disclosure included under the caption “Shareholder and Trustee Liability” in the Section entitled “Management of the Fund“ complies with the terms of SEC Release No. IC-11330 (September 4, 1980), applicable to the advancement of expenses by the Fund.

Registrant’s Response:  The Registrant believes that the disclosure referred to in the comment complies with the terms of SEC Release No. IC-11330.

* * *

If you have any questions or further comments, please contact the undersigned at (720) 917-0864.

Very truly yours,
/s/ David T. Buhler
David T. Buhler
Secretary of Westcore Trust

cc:        Jasper R. Frontz, Denver Investments LLC

            Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP